Exhibit 4.2

DESCRIPTION OF STONERIDGE, INC. COMMON SHARES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2019, Stoneridge, Inc. (the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Common Shares, without par value.

The Second Amended and Restated Articles of Incorporation of Stoneridge, Inc. (the “Articles”) authorize the issuance of up to 60,000,000 Common Shares, without par value.  As of December 31, 2019, there were 27,408,272 Common Shares issued and outstanding.  In addition, 903,426 Common Shares are issuable upon vesting of outstanding awards granted to employees under the Company’s 2016 Long-Term Incentive Plan (the “2016 LTIP”) and 779,684 and 179,203 additional Common Shares are reserved for future grants or awards under the 2016 LTIP and the 2018 Amended and Restated Directors’ Restricted Shares Plan, respectively.  The Common Shares are listed on the New York Stock Exchange under the symbol “SRI.”  Computershare Trust Company, N.A. is the transfer agent and registrar for the Common Shares.

The following description of the Common Shares sets forth certain general terms and provisions of the Common Shares.  The statements below describing the Common Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Articles and Stoneridge’s Amended and Restated Code of Regulations.

Holders of Common Shares are entitled to receive dividends, when, as and if declared by the board of directors of the Company, out of funds legally available therefor.  The payment and declaration of dividends on the Common Shares and purchases thereof by the Company will be subject to certain restrictions if the Company fails to pay dividends on any outstanding Serial Preferred Shares, without par value, of the Company (the “Preferred Shares”).  The holders of Common Shares, upon any liquidation, dissolution or winding-up of, or any distribution of the assets of, the Company, are entitled to receive ratably any assets remaining after payment in full of all liabilities of the Company, including the preferential amounts owing with respect to any Preferred Shares.  The Common Shares possess ordinary voting rights, with each share entitling the holder thereof to one vote.  Holders of Common Shares do not have cumulative voting rights in the election of directors. Common Shares have no preemptive rights or other subscription rights, and there are no conversion rights or sinking fund provisions with respect to any Common Shares.

All of the Common Shares now outstanding are fully paid and non-assessable.  The Articles provide that, except in specified instances, no director of the Company will be personally liable to the Company or any of its shareholders for monetary damages for breach of any fiduciary duty as a director.  However, this provision may not limit the availability of monetary relief for violations of securities laws and does not limit the availability of non-monetary relief.

Certain Anti-Takeover Provisions of Ohio Law

The Company is subject to Chapter 1704 of the Ohio Code, which prohibits certain mergers, dispositions and acquisitions of assets, issuances or purchases of securities, liquidations or dissolutions, or reclassifications of the then outstanding shares of an Ohio corporation with 50 or more shareholders (an issuing public corporation) involving, or for the benefit of, certain holders of shares representing 10% or more of the voting power (other than a current 10% shareholder that does not increase its present proportional interest) (an “Interested Shareholder”), unless (a) the applicable transaction is approved by the directors of the corporation prior to the shareholder becoming an Interested Shareholder, (b) the acquisition of 10% of the voting power is approved by the directors prior to the shareholder becoming an Interested Shareholder, or (c) the transaction involves an Interested Shareholder who has been such for at least three years and the transaction is approved by holders of two-thirds of the voting power of the corporation (or a lesser proportion provided in the articles of incorporation) and the holders of a majority of the voting power not held by the Interested Shareholder or certain minimum price and form of consideration requirements are met.

Section 1707.041 of the Ohio Code regulates control bids for corporations in Ohio having certain concentrations of Ohio shareholders and permits the Ohio Division of Securities to suspend a control bid if certain information is not provided to offerees. A control bid includes the purchase or offer to purchase any equity security of such a corporation from a resident of Ohio if, after the purchase of that security, the offeror would be directly or indirectly the beneficial owner of more than 10% of any class of issued and outstanding equity securities of the corporation. Section 1707.043 of the Ohio Code, the so-called “green mail disgorgement” statute, provides an Ohio corporation, or in certain circumstances the shareholders of an Ohio corporation, the right to recover profits realized under certain circumstances by persons who dispose of securities of a corporation within 18 months of proposing to acquire such corporation.

Under Section 1701.831 of the Ohio Code, as applicable to the Company, the acquisition of shares entitling the holder to exercise certain levels of voting power of the Company (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of (i) the holders of at least a majority of the total voting power of the Company and (ii) the holders of at least a majority of the total voting power held by shareholders other than the proposed acquiror, officers of the Company elected or appointed by the directors, and directors of the Company who are also employees of the Company and excluding certain shares that are transferred after the announcement of the proposed acquisition and prior to the vote with respect to the proposed acquisition.

It is possible that the foregoing provisions, as well as the ability of the Company board of directors to issue Preferred Shares, will discourage other persons from making a tender offer for or acquisition of substantial amounts of the Common Shares, or may delay changes in control or management of the Company.

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